UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D /1/
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   253838 10 6
                          -----------------------------
                                 (CUSIP Number)

                             N. Todd Leishman, Esq.
                             Durham Jones & Pinegar
                           Broadway Centre, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 415-3000
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 2002
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      NAUTILUS MANAGEMENT, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      ST. CHRISTOPHER & NEVIS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            36,626,802*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,626,802*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,626,802*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Includes 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of the reporting person, but which shares are currently being reissued in the name of the reporting person. Excludes 15,929,302 shares issuable to the reporting person upon conversion of convertible debt that cannot be converted as of the date hereof because the issuer has insufficient authorized capital, assuming conversion on July 8, 2002.

** Based on 45,053,019 shares outstanding as of May 14, 2002 and accounting for the issuance of 29,946,981 shares issuable on July 8, 2002.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      DON MARSHALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            36,626,802*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,626,802*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,626,802*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* All shares owned by Nautilus, including 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of Nautilus, but which shares are currently being reissued in the name of Nautilus. Excludes 15,929,302 shares issuable to the reporting person upon conversion of convertible debt that cannot be converted as of the date hereof because the issuer has insufficient authorized capital, assuming conversion on July 8, 2002

** Based on 45,053,019 shares outstanding as of May 14, 2002 and accounting for the issuance of 29,946,981 shares issuable on July 8, 2002.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 4 of 7 Pages

Item 1.   Security and Issuer

     This Amendment No. 1 to the statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share ("Common Stock"), of Digital Courier Technologies, Inc., a Delaware corporation ("DCTI"). DCTI's principal executive office is located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 3.   Source and Amount of Funds or Other Consideration

     On March 18, 2002, Mr. Marshall and DCTI entered into Amendment No. 1 to Settlement and Release Agreement (the "Amendment Agreement"), which amended and supplemented that certain Settlement Agreement (the "Settlement Agreement") by and between Mr. Marshall and DCTI, dated as of October 16, 2001. Under the Amendment Agreement, DCTI agreed to pay Mr. Marshall a total of $800,000 in twice monthly payments starting in May 2002. The Amendment Agreement further provided that an "Event of Default" would occur if DCTI failed to make any payment within three business days after its due date, and such failure continued for a period of three business days after Mr. Marshall provided written notification to DCTI of such failure. DCTI failed to pay Mr. Marshall as required on May 5, May 20 and June 5, 2002. Mr. Marshall provided written notice as required by the Amendment Agreement on June 19, 2002, and DCTI failed to cure such default with the time allowed. On June 25, 2002, therefore, an Event of Default occurred.

         The Amendment Agreement further provided that, upon the occurrence of an Event of Default, the outstanding principal amount payable by DCTI to Mr. Marshall would begin accruing interest at a default rate of 1.5% per month until paid in full, and that the then outstanding principal amount payable, plus any accrued interest thereon, would be convertible into shares of DCTI's common stock at the lower of (i) $0.07 per share; or (ii) the average closing bid price of DCTI's common stock during the 20 trading days immediately preceding the date of conversion. Such conversion may occur at any time after an Event of Default.

     On July 8, 2002, Mr. Marshall notified DCTI that he had converted a total of $525,569.52 of the outstanding cash amount under the Amendment Agreement into 29,946,981 shares of DCTI's common stock. As of that date, DCTI had an insufficient number of authorized common shares to facilitate Mr. Marshall's conversion of the entire remaining amount payable by DCTI under the Amendment Agreement. If DCTI had sufficient authorized capital stock, based on interest accrued through July 8, 2002 and on the then applicable conversion price, Mr. Marshall could have converted the remaining amount payable to him into 15,929,302 additional shares of common stock.

Item 4.   Purpose of Transaction

         Nautilus and Mr. Marshall acquired the common stock described in Item 3 of this Statement for investment purposes. In addition to the securities described in Item 3, Nautilus (and Mr. Marshall through Nautilus) beneficially owns 6,679,821 shares of common stock of DCTI that Nautilus acquired previously.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 5 of 7 Pages

         Pursuant to the terms of Amendment No. 1, DCTI granted to Mr. Marshall the right to nominate one person to serve on DCTI's board of directors until March 31, 2006, or such earlier time as DCTI has paid to Mr. Marshall a total of $800,000 (and possible default interest thereon). Mr. Marshall's right to nominate such member of DCTI's board of directors became effective on March 18, 2002. He has not yet identified who his nominee to the board will be.

         Mr. Marshall intends to change DCTI's capital structure to increase its authorized capital to allow for future capital raising transactions involving equity or convertible debt instruments.

     Mr. Marshall has no present intention to change DCTI's board of directors or management, other than to nominate one director pursuant to the Amendment Agreement, although he intends to continue to attempt to facilitate discussions between DCTI and other parties that potentially could result in business combination or capital raising transactions.

         Except as set forth above in this statement, in any exhibit hereto, or in any amendment hereto, Mr. Marshall does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of DCTI or the disposition of securities of DCTI, (b) an extraordinary corporate transaction involving DCTI or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of DCTI or any of its subsidiaries, (d) any change in the present board of directors or management of DCTI, (e) any material change in the present capitalization or dividend policy of DCTI, (f) any other material change in DCTI's business or corporate structure, (g) changes in DCTI's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of DCTI by any person,
(h) causing a class of securities of DCTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of DCTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

         Nautilus (and Mr. Marshall through Nautilus) beneficially owns an aggregate of 36,626,802 shares of common stock, which represents approximately 48.8% of the shares of DCTI issued and outstanding or deemed to be outstanding as of the date of this Statement. Nautilus (and Mr. Marshall as its sole owner) has the sole power to vote or to dispose of all of such shares.

         Additionally, Mr. Marshall has the right to convert the remaining balance of the amount payable to him under the Amendment Agreement into common stock, but DCTI does not have sufficient authorized capital to allow such conversion. Assuming DCTI had sufficient authorized capital, Mr. Marshall would have the right to receive 15,929,302 additional shares as of July 8, 2002.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 6 of 7 Pages


     Except as disclosed in Item 3 of this Statement, there was no other transaction in shares of DCTI common stock that was effected during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                           SCHEDULE 13D

CUSIP No. 253838 10 6                          Page 7 of 7 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 8, 2002

NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its: Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL